Date: June 4, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549
Attention: Heather Clark
Martin James

Dear Ms. Clark and Mr. James:

On behalf of NXP Semiconductors N.V. (“NXP” or the “Company”), I hereby submit for your review this letter in response to the comment contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 25, 2021, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2020 filed on February 25, 2021.

For the convenience of the Staff, we have repeated the text of each of the Staff’s comments below in bold text and followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2020
Notes to Consolidated Financial Statements
Note 18 Share-based Compensation
Stock Options, page 104

1. Please explain to us why you believe it is appropriate to use the simplified method to estimate the expected term of your option awards. Please also tell us when you expect sufficient historical information to be available in order to determine the expected life assumptions. Refer to SAB Topic 14:D.2.

Response:

The Company respectfully advises the Staff that it has determined that it is appropriate to use the simplified method to estimate the expected term of its option awards because the Company has concluded that it does not have sufficient historical option exercise data to provide a reasonable basis on which to estimate the expected term of the options.

NXP last granted stock options in April 2016. Subsequent to NXP’s initial public offering (“IPO”) in August 2010 and through April 2016, NXP awarded stock options under the Company’s long-term incentive plans. These post-IPO stock options were considered “plain vanilla” options, with a vesting period of four years and a term of ten years.
From 2010-2016, the period during which the post-IPO stock options were granted, the Company considered SAB Topic 14.D.2. During that period of time, the Company concluded that it did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares had been publicly traded. Specifically the Company considered that the majority of stock option exercises during the 2010-2016 time period were related to stock options granted in a materially different phase in the Company’s life, the pre-IPO period. In addition, the pre-IPO stock options had materially different terms than the post-IPO stock options, including significant restrictions on the ability to exercise these options. As such, the Company did not believe that the exercise history related to these pre-IPO stock options was an appropriate indicator of the future expected stock option life of the post-IPO stock options. The options granted subsequent to the IPO were granted for a period of less than six years with a term of ten years and did not provide for the requisite history to be utilized in the determination of a future expected stock option life in consideration of an expected life of up to 6.25 years under the simplified method as described in SAB Topic 14.D.2, as disclosed in Note 18 Share-based Compensation to the Financial Statements included in NXP’s Form 10-K for the Year Ended December 31, 2020.

Should you have any questions regarding foregoing matters or wish to discuss further the response above, you may contact me at +31 40 2729999.

Very truly yours,

NXP Semiconductors N.V.

/s/ Peter Kelly
Peter Kelly
Executive Vice President and Chief Financial Officer